# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the**
**Securities Exchange Act of 1934**

**April 24, 2013**
Date of report (date of earliest event reported)

# Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

**Florida**
(State or Other Jurisdiction of Incorporation)

| **1-9109** | **59-1517485** |
|---|---|
| (Commission File Number) | (IRS Employer Identification No.) |

**880 Carillon Parkway St. Petersburg, FL 33716**
(Address of Principal Executive Offices)  (Zip Code)

**(727) 567-1000**
(Registrant's Telephone Number, Including Area Code)

**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02 Results of Operations and Financial Condition**

On April 24, 2013, Raymond James Financial, Inc. (the "Company") issued a press release disclosing its results for the second quarter ended March 31, 2013.  A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section.  This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

**Item 7.01 Regulation FD Disclosure**

On April 24, 2013, the Company issued the press release referred to under Item 2.02 providing previously non-public information consisting of statements relating to the Company's business and results of operations.

**Item 9.01 Financial Statements and Exhibits**

       (d) The following is filed as an exhibit to this report:

**Exhibit No.**

       99.1 Press release dated April 24, 2013, issued by Raymond James Financial, Inc.


**SIGNATURES**


       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: April 24, 2013           By:   /s/ Jeffrey P. Julien

                           Jeffrey P. Julien

                           Executive Vice President - Finance,

                           Chief Financial Officer and Treasurer

**EXHIBIT 99.1**

**RAYMOND JAMES**

APRIL 24, 2013                                                                                                    FOR IMMEDIATE RELEASE


**RAYMOND JAMES FINANCIAL REPORTS**
**SECOND QUARTER RESULTS**


ST. PETERSBURG, Fla. - Raymond James Financial, Inc. today reported record quarterly net revenues of $1.14 billion for the second quarter of 2013, up 3 percent from the preceding quarter and up 31 percent from the prior year's second quarter.  Net income for the quarter was $80 million, or $0.56 per diluted share, down 8 percent from the preceding quarter and up from $0.52 per diluted share, or 8 percent, from the prior year's quarter.  Excluding non-recurring acquisition related expenses of $20.9 million and impairment and restructuring expense of $6.2 million (our share) in our European equities operation, net income would have been $96.5[1] million, or $0.68[1] per fully diluted share, almost flat with the preceding quarter and up 6 percent over last year's quarter.

"Our major segments performed similarly to last quarter with the exception of Capital Markets, which was impacted by the lackluster M&A market.  This shortfall was nearly offset by our Proprietary Capital segment due to our sale of Albion Medical Holdings, a portfolio company," said CEO Paul Reilly.

Financial assets under management grew to a record $51 billion, up 10 percent from the preceding quarter and up 30 percent from the prior year's quarter.

Assets under administration also reached a new record of $407 billion, up 5 percent from the preceding quarter and up 39 percent from last year's quarter.

The Private Client Group reported revenue growth of 2 percent over the preceding quarter, but higher technology costs led to flat pretax income.  Revenues were up 28 percent over the prior year's quarter while pretax income was up 14 percent.

Asset Management continued its steady growth, fueled by rising equity markets and net sales.  Revenues of $69.5 million were up 6 percent over the preceding quarter and up 19 percent over the prior year's quarter.  Pretax income was flat due to elevated expenses for the quarter from the addition of ClariVest, but up 26 percent over last year's quarter.

Capital Markets turned in a weak performance as revenues were $220 million, down 11 percent from the preceding quarter but up 33 percent from last year's quarter.  Equity Capital Markets showed improved secondary commission volume and a more positive underwriting environment, however M&A was extremely soft due to the acceleration of transactions into the preceding quarter in anticipation of tax law changes.  In Fixed Income, trading profits remained depressed, especially in the municipal space, while commission volumes continue to be somewhat muted.

Net loans outstanding at Raymond James Bank decreased slightly to $8.4 billion from the preceding quarter's $8.5 billion.  Bank profits slipped slightly due to a $2.5 million decline in net interest income as a result of modest compression in the net interest margin.

As in recent quarters, Proprietary Capital continued to augment our earnings.  As previously announced, we contracted to sell a major asset (Albion) in our merchant banking fund, Raymond James Capital Partners, L.P., for a significant gain.  Net of the non-controlling interests, this segment contributed $20 million to pretax earnings this quarter.

During the quarter, we successfully converted the Morgan Keegan private client accounts to the Raymond James platform which allowed us to begin to execute on our next round of cost savings initiatives.  On April 11, we had a reduction in force, primarily in the Information Technology area, of approximately 160 people, largely as a result of the cessation of operations on Morgan Keegan's platform.  We estimate that this reduction in force will result in approximately $5 million of compensation savings on a quarterly basis.

"The successful conversion of the Morgan Keegan Private Client Group onto our platform marked a significant milestone in our integration.  We are now able to operate under the unified Raymond James brand and focus on the growth of our businesses," says Reilly.  "However, we must also complete our cost reduction programs over the next one to two quarters."

The short term outlook is uncertain in the current economic environment.  Both the Private Client and Asset Management segments should benefit from the significant increase in client assets during the second fiscal quarter.  Capital Markets is more difficult to prognosticate.  In the Equity Capital Markets division, commission volume improved significantly in the March quarter while underwriting revenue remained steady.  If the equity markets remain favorable, this division should show improvement.  The Fixed Income division has experienced headwinds in both commission volumes and municipal trading profits due to a continuation of very low interest rates.  It appears that these areas will remain challenged until rates increase.

Raymond James Bank continues to show strong credit metrics and solid performance.  However, we are concerned that we have seen a tightening of spreads and an increase in "covenant lite" financings in the marketplace.  It will be challenging to grow the loan portfolio if these trends continue, as we are committed to maintaining both appropriate net interest margins and high credit standards.

"Although the near term outlook is uncertain, I am proud of our Associates.  We have nearly completed a difficult integration with minimal disruption to our financial advisors.  We have begun to reduce our costs while maintaining high levels of customer service.  With the combined professionals of Raymond James and Morgan Keegan, we are well positioned to compete in the future and drive growth in market share and in earnings" Reilly concluded.

(1)    Refer to the discussion and reconciliation of the GAAP results to the non-GAAP measures that follows the consolidated statement of income.

The company will conduct its quarterly conference call Thursday, April 25th, at 8:15 a.m. ET. For a listen-only connection, visit raymondjames.com/analyst call for a live audio webcast. The subjects to be covered may include forward-looking information. Questions may be posed to management by participants on the analyst call-in line, and in response the company may disclose additional material information.

**About Raymond James Financial, Inc.**

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd., have more than 6,200 financial advisors serving more than 2.4 million accounts in approximately 2,600 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $407 billion.

**Forward Looking Statements**

Certain statements made in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.  Those results or outcomes could occur as a result of a number of factors, which include, but are not limited to, the risks inherent in the  integration of Raymond James' and Morgan Keegan's businesses including the  diversion of management time on integration issues, or in realizing the projected benefits of the acquisition, the inability to sustain revenue and earnings growth, changes in the capital markets, and other risk factors discussed in documents filed by Raymond James with the Securities and Exchange Commission from time to time, including Raymond James' 2012 Annual Report on Form 10-K and the quarterly report on Form 10-Q for the quarter ended December 31, 2012, which is available on RAYMONDJAMES.COM and SEC.GOV. Any forward-looking statement speaks only as of the date on which that statement is made. Raymond James will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

---

For more information, please contact Steve Hollister at 727-567-2824
**Please visit the Raymond James Press Center at raymondjames.com/media.**

# Raymond James Financial, Inc.
## Selected financial highlights (Unaudited)

**Summary results of operations**

| | | Three months ended | | | | |
|---|---|---|---|---|---|---|
| | March 31, 2013 | March 31, 2012 | % Change | December 31, 2012 | % Change |
| | ($ in thousands, except per share amounts) | | | | |
| Total revenues | $ 1,170,298 | $ 889,853 | 32 % | $ 1,137,509 | 3 % |
| Net revenues | $ 1,143,095 | $ 871,937 | 31 % | $ 1,109,488 | 3 % |
| Pre-tax income | $ 131,017 | $ 111,497 | 18 % | $ 139,147 | (6)% |
| Net income | $ 79,960 | $ 68,869 | 16 % | $ 85,874 | (7)% |
| | | | | | |
| **Earnings per common share:** | | | | | |
| Basic | $ 0.57 | $ 0.52 | 10 % | $ 0.62 | (8)% |
| Diluted | $ 0.56 | $ 0.52 | 8 % | $ 0.61 | (8)% |
| | | | | | |
| **Non-GAAP results:**[1] | | | | | |
| Non-GAAP pre-tax income | $ 158,103 | $ 132,839 | 19 % | $ 156,529 | 1 % |
| Non-GAAP net income | $ 96,528 | $ 81,941 | 18 % | $ 96,600 | — |
| **Non-GAAP earnings per common share:**[1] | | | | | |
| Non-GAAP basic | $ 0.69 | $ 0.65 | 6 % | $ 0.70 | (1)% |
| Non-GAAP diluted | $ 0.68 | $ 0.64 | 6 % | $ 0.69 | (1)% |

| | | Six months ended | |
|---|---|---|---|
| | March 31, 2013 | March 31, 2012 | % Change |
| | ($ in thousands, except per share amounts) | | |
| Total revenues | $ 2,307,807 | $ 1,688,670 | 37 % |
| Net revenues | $ 2,252,583 | $ 1,654,714 | 36 % |
| Pre-tax income | $ 270,164 | $ 222,348 | 22 % |
| Net income | $ 165,834 | $ 136,194 | 22 % |
| **Earnings per common share:** | | | |
| Basic | $ 1.19 | $ 1.05 | 13 % |
| Diluted | $ 1.17 | $ 1.05 | 11 % |
| | | | |
| **Non-GAAP results:**[1] | | | |
| Non-GAAP pre-tax income | $ 314,632 | $ 243,690 | 29 % |
| Non-GAAP net income | $ 193,128 | $ 149,266 | 29 % |
| **Non-GAAP earnings per common share:**[1] | | | |
| Non-GAAP basic | $ 1.39 | $ 1.18 | 18 % |
| Non-GAAP diluted | $ 1.37 | $ 1.17 | 17 % |

(1)   Refer to the discussion and reconciliation of the GAAP results to the non-GAAP results that follows the consolidated statement of income.

# Raymond James Financial, Inc.
## Selected key metrics (Unaudited)

**Details of certain key revenue and expense components:**

| | Three months ended | | |
|---|---|---|---|
| | **March 31, 2013** | **March 31, 2012** | **December 31, 2012** |
| | (in thousands) | | |
| **Securities commissions and fees:** | | | |
| PCG securities commissions and fees | $ 615,185 | $ 468,663 | $ 595,537 |
| Capital Markets institutional sales commissions: | | | |
| Equity commissions | 65,270 | 55,879 | 54,207 |
| Fixed Income commissions | 86,995 | 35,984 | 90,954 |
| All other segments | 2,666 | 2,503 | 2,718 |
| Intersegment eliminations | (5,127) | (4,502) | (4,832) |
| Total securities commissions and fees | $ 764,989 | $ 558,527 | $ 738,584 |
| | | | |
| **Investment banking revenues:** | | | |
| Underwritings | $ 28,590 | $ 26,962 | $ 27,257 |
| Tax credit funds syndication fees | 4,686 | 11,202 | 4,269 |
| Advisory services [1] | 16,979 | 19,790 | 53,344 |
| Total investment banking revenues | $ 50,255 | $ 57,954 | $ 84,870 |
| | | | |
| **Other revenues:** | | | |
| Realized/Unrealized gain attributable to the Albion private equity investment | $ 65,334 [2] | $ 11,176 [3] | $ 9,036 [3] |
| Realized/Unrealized gain (loss) attributable to all other private equity investments | (459) | 1,393 | 10,774 |
| All other revenues | 10,116 | 8,848 | 11,259 |
| Total other revenues | $ 74,991 | $ 21,417 | $ 31,069 |
| | | | |
| **Other expense:** | | | |
| Impairment of RJES goodwill [4] | $ 6,933 | $ — | $ — |
| Losses of real estate partnerships held by consolidated variable interest entities [5] | 12,751 | 10,338 | 3,306 |
| All other expenses | 21,387 | 17,481 | 27,471 |
| Total other expense | $ 41,071 | $ 27,819 | $ 30,777 |
| | | | |
| **Net income (loss) attributable to noncontrolling interests:** | | | |
| Albion private equity investment | $ 43,577 | $ 9,604 | $ 7,765 |
| All other private equity investments | 71 | (484) | 5,034 |
| Consolidation of low-income housing tax credit funds | (13,504) | (12,889) | (5,240) |
| RJES joint venture | (2,684) | 130 | (510) |
| Other | 826 | 44 | 971 |
| Total net income (loss) attributable to noncontrolling interests | $ 28,286 | $ (3,595) | $ 8,020 |

Continued on next page

(see explanations to the footnotes in the table above on the following pages)

| | Six months ended | |
|---|---|---|
| | **March 31, 2013** | **March 31, 2012** |
| | (in thousands) | |

**Securities commissions and fees:**

| | | |
|---|---|---|
| PCG securities commissions and fees | $ 1,210,722 | $ 901,366 |
| Capital Markets institutional sales commissions: | | |
| Equity commissions | 119,477 | 105,236 |
| Fixed Income commissions | 177,949 | 67,496 |
| All other segments | 5,384 | 4,917 |
| Intersegment eliminations | (9,959) | (9,154) |
| Total securities commissions and fees | $ 1,503,573 | $ 1,069,861 |

**Investment banking revenues:**

| | | |
|---|---|---|
| Underwritings | $ 55,847 | $ 41,474 |
| Tax credit funds syndication fees | 8,955 | 15,677 |
| Advisory services [1] | 70,323 | 40,139 |
| Total investment banking revenues | $ 135,125 | $ 97,290 |

**Other revenues:**

| | | |
|---|---|---|
| Realized/Unrealized gain attributable to the Albion private equity investment | $ 74,370 [6] | $ 11,176 [3] |
| Realized/Unrealized gain (loss) attributable to all other private equity investments | 10,316 | 1,412 |
| All other revenues | 21,374 | 18,022 |
| Total other revenues | $ 106,060 | $ 30,610 |

**Other expense:**

| | | |
|---|---|---|
| Impairment of RJES goodwill [4] | $ 6,933 | $ — |
| Losses of real estate partnerships held by consolidated variable interest entities [5] | 16,057 | 13,789 |
| All other expenses | 48,858 | 37,722 |
| Total other expense | $ 71,848 | $ 51,511 |

**Net income (loss) attributable to noncontrolling interests:**

| | | |
|---|---|---|
| Albion private equity investment | $ 51,342 | $ 9,604 |
| All other private equity investments | 5,105 | (494) |
| Consolidation of low-income housing tax credit funds | (18,744) | (19,317) |
| RJES joint venture | (3,194) | (197) |
| Other | 1,797 | 606 |
| Total net income (loss) attributable to noncontrolling interests | $ 36,306 | $ (9,798) |

See explanations to the footnotes in the table above on the following page

Footnote explanations pertaining to the tables on the previous pages:

(1)   Comprised primarily of private placement and merger and acquisition fees.

(2)   Revenues in the March 2013 quarter include a $65.3 million unrealized gain (before consideration of noncontrolling interests and taxes) resulting from the March, 2013 agreement to sell our indirect investment in Albion Medical Holdings, Inc. ("Albion").  Since we only own a portion of this indirect investment, our share of the gain after consideration of the noncontrolling interests (before any tax effects) amounts to $21.8 million. The sale transaction is expected to close prior to April 30, 2013.

(3)   Revenues in the quarters indicated include either income received or valuation increases of, our Albion investment.  A significant portion of these gains are attributable to noncontrolling interests.  After adjusting for the portion attributable to the noncontrolling, interests, RJF's pre-tax share of these gains amount to $1.6 million, for the three and six months ended March 31, 2012 and $1.3 million for the three month period ended December 31, 2012.

(4)   The impairment expense is associated with our Raymond James European Securities ("RJES") reporting unit. RJES is a joint venture based in Paris, France that we hold a controlling interest in.  RJES provides research coverage on European corporations. Since we did not own 100% of RJES as of March 31, 2013, after adjusting for the portion attributable to the noncontrolling interests, RJF's pre-tax share of this loss is approximately $4.6 million and the portion of the impairment expense attributable to the noncontrolling interests is approximately $2.3 million.

(5)   Nearly all of these losses are attributable to noncontrolling interests.  After adjusting for the portion attributable to the noncontrolling interests, RJF's share of these losses is insignificant in all periods presented.

(6)   Revenues in the six months ended March 2013 include a $65.3 million unrealized gain (before consideration of noncontrolling interests and taxes) resulting from the March, 2013 agreement to sell our indirect investment in Albion, as well as other income received and valuation increases of the Albion investment.  Since we only own a portion of this indirect investment, our share after consideration of the noncontrolling interests (before any tax effects) amounts to $23 million.

# Raymond James Financial, Inc.
## Selected key metrics (Unaudited)

**Selected Balance Sheet data:**

| | | As of | | | |
|---|---|---|---|---|---|
| | March 31, 2013 | December 31, 2012 | September 30, 2012 | June 30, 2012 | March 31, 2012 |
| Client margin balances | $ 1,787 mil. | $ 1,850 mil. | $ 1,868 mil. | $ 1,902 mil. | $ 1,494 mil. |
| Total assets | $ 22.7 bil. | $ 22.3 bil. | $ 21.2 bil. | $ 21.2 bil. | $ 19.3 bil. |
| Shareholders' equity | $ 3,471 mil. | $ 3,380 mil. | $ 3,269 mil. | $ 3,158 mil. | $ 3,088 mil. |
| Book value per share | $ 25.14 | $ 24.59 | $ 24.02 | $ 23.29 | $ 22.84 |
| Tangible book value per share (a non-GAAP measure) [1] | $ 22.56 | $ 21.92 | $ 21.42 | $ 20.63 | $ 22.36 |
| Return on equity for the quarter (annualized) | 9.3 % | 10.3 % | 10.4 % | 9.8 % | 9.6 % |
| Return on equity for the quarter - computed based on non-GAAP measures (annualized) [2] | 11.2 % | 11.6 % | 12.0 % | 11.5 % | 11.6 % |
| Return on equity - year to date (annualized) | 9.8 % | 10.3 % | 9.7 % | 9.8 % | 9.8 % |
| Return on equity - year to date - computed based on non-GAAP measures (annualized) [2] | 11.4 % | 11.6 % | 11.0 % | 11.1 % | 11.0 % |

(1) Tangible book value per share (a non-GAAP measure) is computed by dividing shareholders' equity, less goodwill and other intangible assets in the amount of $365 million, $375 million, $361 million, $367 million, and $73 million as of March 31, 2013, December 31, 2012, September 30, 2012, June 30, 2012 and March 31, 2012, respectively, which are net of their related deferred tax balance in the amounts of $9 million, $6.8 million, $7.6 million, $6.7 million, and $7 million as of March 31, 2013, December 31, 2012, September 30, 2012 , June 30, 2012 and March 31, 2012, respectively, by the number of common shares outstanding.  Management believes tangible book value per share is a measure that the Company and investors use to assess capital strength and that the GAAP and non-GAAP measures should be considered together.

(2) Refer to the discussion and reconciliation of the GAAP results to the non-GAAP results that follows the consolidated statement of income.  This computation utilizes the net income attributable to RJF, Inc. - non-GAAP basis and the average equity - non-GAAP basis, as presented in the referenced reconciliation, in the computation.

Continued on next page

**PCG financial advisors and investment advisor representatives:**

| | As of | | | | |
|---|---|---|---|---|---|
| | **March 31, 2013** | **December 31, 2012** | **September 30, 2012** | **June 30, 2012** | **March 31, 2012** |
| United States [1] | 5,431 | 5,427 | 5,452 | 5,489 | 4,532 |
| Canada | 448 | 463 | 473 | 471 | 458 |
| United Kingdom | 71 | 65 | 66 | 64 | 64 |
| Investment advisor representatives[2] | 347 | 334 | 339 | 343 | 344 |
| Total advisors | 6,297 | 6,289 | 6,330 | 6,367 | 5,398 |

(1)   We successfully integrated Morgan Keegan's private client group onto the Raymond James & Associates, Inc. ("RJ&A") platform in February, 2013, and at that time 863 Morgan Keegan financial advisors became RJ&A financial advisors.  There were 869, 892, and 938, Morgan Keegan financial advisors at December 31, 2012, September 30, 2012 and June 30, 2012 respectively.

(2)   Investment advisor representatives with custody only relationships located in the United States and the United Kingdom.

**Selected client asset metrics:**

| | As of | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | **March 31, 2013** | | **December 31, 2012** | | **September 30, 2012** | | **June 30, 2012** | | **March 31, 2012** |
| Financial assets under management | $ | 51.0 bil. | $ | 46.5 bil. [1] | $ | 42.8 bil. | $ | 40.9 bil. | $ | 39.3 bil. |
| Client assets under administration | $ | 406.8 bil. [2] | $ | 387.9 bil. [2] | $ | 386.0 bil. [2] | $ | 372.1 bil. [2] | $ | 292.0 bil. |

(1)   Includes approximately $3.1 billion as of December 31, 2012, in assets managed by ClariVest, an entity which we acquired a 45% interest in as of December 24, 2012.

(2)   Includes assets held for institutional clients of approximately $19 billion for March 31, 2013 and $18 billion for December 31, 2012, September 30, 2012 and June 30, 2012.

# Raymond James Financial, Inc.
## Segment Results (Unaudited)
($ in thousands)

| | | Three months ended | | | | |
|---|---|---|---|---|---|---|
| | March 31, 2013 | | March 31, 2012 | % Change | December 31, 2012 | % Change |
| **Revenues:** | | | | | | |
| Private Client Group | $ | 726,760 | $ | 567,766 | 28 % | $ | 712,814 | 2 % |
| Capital Markets | | 220,092 | | 165,126 | 33 % | | 247,554 | (11)% |
| Asset Management | | 69,541 | | 58,217 | 19 % | | 65,629 | 6 % |
| RJ Bank | | 89,821 | | 83,136 | 8 % | | 92,050 | (2)% |
| Emerging Markets | | 6,385 | | 8,527 | (25)% | | 5,589 | 14 % |
| Securities Lending | | 2,062 | | 2,733 | (25)% | | 1,488 | 39 % |
| Proprietary Capital | | 65,394 [1] | | 13,390 | 388 % | | 20,616 | 217 % |
| Other | | 4,668 | | 3,270 | 43 % | | 5,304 | (12)% |
| Intersegment eliminations | | (14,425) | | (12,312) | | | (13,535) | |
| **Total revenues** | $ | 1,170,298 | $ | 889,853 | 32 % | $ | 1,137,509 | 3 % |
| | | | | | | | | |
| **Pre-tax income (excluding noncontrolling interests):** | | | | | | | | |
| Private Client Group | $ | 52,702 | $ | 46,249 | 14 % | $ | 52,911 | — |
| Capital Markets | | 15,307 [2] | | 22,012 | (30)% | | 31,607 | (52)% |
| Asset Management | | 20,860 | | 16,621 | 26 % | | 20,943 | — |
| RJ Bank | | 64,276 | | 57,313 | 12 % | | 67,943 | (5)% |
| Emerging Markets | | 1,082 | | (999) | NM | | (2,354) | NM |
| Securities Lending | | 882 | | 1,430 | (38)% | | 539 | 64 % |
| Proprietary Capital | | 20,150 | | 3,741 | 439 % | | 5,720 | 252 % |
| Other [3] | | (44,242) | | (34,870) | (27)% | | (38,162) | (16)% |
| **Pre-tax income (excluding noncontrolling interests)** | $ | 131,017 | $ | 111,497 | 18 % | $ | 139,147 | (6)% |

| | | Six months ended | | |
|---|---|---|---|---|
| | March 31, 2013 | | March 31, 2012 | % Change |
| **Revenues:** | | | | |
| Private Client Group | $ | 1,439,574 | $ | 1,096,384 | 31 % |
| Capital Markets | | 467,646 | | 301,291 | 55 % |
| Asset Management | | 135,170 | | 115,012 | 18 % |
| RJ Bank | | 181,871 | | 160,552 | 13 % |
| Emerging Markets | | 11,974 | | 13,179 | (9)% |
| Securities Lending | | 3,550 | | 5,175 | (31)% |
| Proprietary Capital | | 86,010 [1] | | 13,863 | 520 % |
| Other | | 9,972 | | 5,931 | 68 % |
| Intersegment eliminations | | (27,960) | | (22,717) | |
| **Total revenues** | $ | 2,307,807 | $ | 1,688,670 | 37 % |
| | | | | | |
| **Pre-tax income (excluding noncontrolling interests):** | | | | | |
| Private Client Group | $ | 105,613 | $ | 95,657 | 10 % |
| Capital Markets | | 46,914 [2] | | 32,013 | 47 % |
| Asset Management | | 41,803 | | 32,434 | 29 % |
| RJ Bank | | 132,219 | | 110,316 | 20 % |
| Emerging Markets | | (1,272) | | (3,548) | 64 % |
| Securities Lending | | 1,421 | | 2,636 | (46)% |
| Proprietary Capital | | 25,870 | | 3,676 | 604 % |
| Other [3] | | (82,404) | | (50,836) | (62)% |
| **Pre-tax income (excluding noncontrolling interests)** | $ | 270,164 | $ | 222,348 | 22 % |

(1) Revenues include a $65.3 million unrealized gain (before consideration of noncontrolling interests and taxes) resulting from the March, 2013 agreement to sell our indirect investment in Albion. Since we only own a portion of this indirect investment, our share of the gain after consideration of the noncontrolling interests (before any tax effects) amounts to $21.8 million for the three months ended March 31, 2013. The six months ended March 31, 2013 includes other income received and valuation increases of the Albion investment for a total of $23 million.

(2) The segment results are negatively impacted by; a $4.6 million (RJF's portion) impairment of goodwill in our RJES reporting unit (refer to further discussion in the selected key metrics section) and a $1.6 million one-time restructuring expense (refer to the Reconciliation of the GAAP results to the non-GAAP measures on the following pages for quantification of the amounts).

(3) The Other segment includes the acquisition, integration and certain interest expenses incurred with respect to acquisitions, refer to the Reconciliation of the GAAP results to the non-GAAP measures on the following pages for quantification of the amounts.

## Raymond James Financial, Inc.
## Consolidated Statement of Income
## (Unaudited)
(in thousands, except per share amounts)

| | | | Three months ended | | | |
|---|---|---|---|---|---|---|
| | March 31, 2013 | March 31, 2012 | % Change | December 31, 2012 | % Change |
| **Revenues:** | | | | | |
| Securities commissions and fees | $ 764,989 | $ 558,527 | 37 % | $ 738,584 | 4 % |
| Investment banking | 50,255 | 57,954 | (13)% | 84,870 | (41)% |
| Investment advisory fees | 65,503 | 54,269 | 21 % | 62,070 | 6 % |
| Interest | 118,032 | 108,852 | 8 % | 123,126 | (4)% |
| Account and service fees | 88,400 | 75,855 | 17 % | 88,451 | — |
| Net trading profits | 8,128 | 12,979 | (37)% | 9,339 | (13)% |
| Other | 74,991 [(1)] | 21,417 | 250 % | 31,069 | 141 % |
| Total revenues | 1,170,298 | 889,853 | 32 % | 1,137,509 | 3 % |
| | | | | | |
| Interest expense | 27,203 | 17,916 | 52 % | 28,021 | (3)% |
| Net revenues | 1,143,095 | 871,937 | 31 % | 1,109,488 | 3 % |
| | | | | | |
| **Non-interest expenses:** | | | | | |
| Compensation, commissions and benefits | 763,047 | 596,891 | 28 % | 762,548 | — |
| Communications and information processing | 65,018 | 43,741 | 49 % | 60,366 | 8 % |
| Occupancy and equipment costs | 38,694 | 27,231 | 42 % | 39,478 | (2)% |
| Clearance and floor brokerage | 11,405 | 9,070 | 26 % | 10,168 | 12 % |
| Business development | 31,488 | 27,382 | 15 % | 30,629 | 3 % |
| Investment sub-advisory fees | 8,410 | 7,143 | 18 % | 8,050 | 4 % |
| Bank loan loss provision | 3,737 | 5,154 | (27)% | 2,923 | 28 % |
| Acquisition related expenses | 20,922 | 19,604 | 7 % | 17,382 | 20 % |
| Other | 41,071 [(2)] | 27,819 | 48 % | 30,777 | 33 % |
| Total non-interest expenses | 983,792 | 764,035 | 29 % | 962,321 | 2 % |
| | | | | | |
| Income including noncontrolling interests and before provision for income taxes | 159,303 | 107,902 | 48 % | 147,167 | 8 % |
| Provision for income taxes | 51,057 | 42,628 | 20 % | 53,273 | (4)% |
| Net income including noncontrolling interests | 108,246 | 65,274 | 66 % | 93,894 | 15 % |
| Net income (loss) attributable to noncontrolling interests | 28,286 | (3,595) | 887 % | 8,020 | (253)% |
| **Net income attributable to Raymond James Financial, Inc.** | $ 79,960 | $ 68,869 | 16 % | $ 85,874 | (7)% |
| | | | | | |
| Net income per common share – basic | $ 0.57 | $ 0.52 | 10 % | $ 0.62 | (8)% |
| Net income per common share – diluted | $ 0.56 | $ 0.52 | 8 % | $ 0.61 | (8)% |
| Weighted-average common shares outstanding – basic | 137,817 | 129,353 | | 136,524 | |
| Weighted-average common and common equivalent shares outstanding – diluted | 140,722 | 130,644 | | 138,694 | |

(1)  Revenues include a $65.3 million unrealized gain (before consideration of noncontrolling interests and taxes) resulting from the March, 2013 agreement to sell our indirect investment in Albion.  Since we only own a portion of this indirect investment, our share of the gain after consideration of the noncontrolling interests (before any tax effects) amounts to $21.8 million.

(2)  Other expense includes $6.9 million of goodwill impairment expense in the three period ended March 31, 2013 associated with RJES (refer to the selected key metrics section for further discussion).  Since we did not own 100% of RJES, for the three month period ended March 31, 2013, the effect of this goodwill impairment expense on the pre-tax income attributable to Raymond James Financial, Inc is $4.6 million and the portion of the impairment expense attributable to the noncontrolling interests is $2.3 million.

# Raymond James Financial, Inc.
## Consolidated Statement of Income
## (Unaudited)

(in thousands, except per share amounts)

| | Six months ended | | |
| --- | --- | --- | --- |
| | March 31, 2013 | March 31, 2012 | % Change |
| **Revenues:** | | | |
| Securities commissions and fees | $ 1,503,573 | $ 1,069,861 | 41 % |
| Investment banking | 135,125 | 97,290 | 39 % |
| Investment advisory fees | 127,573 | 107,774 | 18 % |
| Interest | 241,158 | 210,948 | 14 % |
| Account and service fees | 176,851 | 149,865 | 18 % |
| Net trading profits | 17,467 | 22,322 | (22)% |
| Other | 106,060 [1] | 30,610 | 246 % |
| Total revenues | 2,307,807 | 1,688,670 | 37 % |
| | | | |
| Interest expense | 55,224 | 33,956 | 63 % |
| Net revenues | 2,252,583 | 1,654,714 | 36 % |
| | | | |
| **Non-interest expenses:** | | | |
| Compensation, commissions and benefits | 1,525,595 | 1,138,513 | 34 % |
| Communications and information processing | 125,384 | 81,308 | 54 % |
| Occupancy and equipment costs | 78,172 | 53,168 | 47 % |
| Clearance and floor brokerage | 21,573 | 16,524 | 31 % |
| Business development | 62,117 | 55,221 | 12 % |
| Investment sub-advisory fees | 16,460 | 13,705 | 20 % |
| Bank loan loss provision | 6,660 | 12,610 | (47)% |
| Acquisition related expenses | 38,304 | 19,604 | 95 % |
| Other | 71,848 [2] | 51,511 | 39 % |
| Total non-interest expenses | 1,946,113 | 1,442,164 | 35 % |
| | | | |
| Income including noncontrolling interests and before provision for income taxes | 306,470 | 212,550 | 44 % |
| Provision for income taxes | 104,330 | 86,154 | 21 % |
| Net income including noncontrolling interests | 202,140 | 126,396 | 60 % |
| Net income (loss) attributable to noncontrolling interests | 36,306 | (9,798) | 471 % |
| **Net income attributable to Raymond James Financial, Inc.** | $ 165,834 | $ 136,194 | 22 % |
| | | | |
| Net income per common share – basic | $ 1.19 | $ 1.05 | 13 % |
| Net income per common share – diluted | $ 1.17 | $ 1.05 | 11 % |
| | | | |
| Weighted-average common shares outstanding – basic | 137,156 | 126,201 | |
| Weighted-average common and common equivalent shares outstanding – diluted | 139,669 | 126,989 | |

(1) Revenues in the six months ended March 2013 include a $65.3 million unrealized gain (before consideration of noncontrolling interests and taxes) resulting from the March, 2013 agreement to sell our indirect investment in Albion, as well as other income received and valuation increases of the Albion investment. Since we only own a portion of this indirect investment, our share of the gains after consideration of the noncontrolling interests (before any tax effects) amounts to $23 million.

(2) Other expense includes $6.9 million of goodwill impairment expense associated with our RJES reporting unit (refer to further discussion in the selected key metrics section). Since we did not own 100% of RJES, for the six month period ended March 31, 2013 the effect of this goodwill impairment expense on the pre-tax income attributable to Raymond James Financial, Inc is $4.6 million and the portion of the impairment expense attributable to the noncontrolling interests is $2.3 million.

# Raymond James Financial, Inc.
## Reconciliation of the GAAP results to the non-GAAP measures (Unaudited)

The company believes that the non-GAAP measures provide useful information by excluding those items that may not be indicative of the company's core operating results and that the GAAP and the non-GAAP measures should be considered together.  The non-GAAP adjustments include one-time acquisition and integration costs, incremental interest expense, RJES goodwill impairment expense, RJES one-time restructuring expense and the impact of additional common shares issued.  See the footnotes below for further details of each item.

The following table provides a reconciliation of the GAAP basis to the non-GAAP measures:

|  | Three months ended | | | Six months ended | |
|---|---|---|---|---|---|
|  | March 31, 2013 | March 31, 2012 | December 31, 2012 | March 31, 2013 | March 31, 2012 |
|  | (in thousands, except per share amounts) | | | | |
| **Net income attributable to RJF, Inc. - GAAP basis** | $ 79,960 | $ 68,869 | $ 85,874 | $ 165,834 | $ 136,194 |
| **Non-GAAP adjustments:** | | | | | |
| Acquisition related expenses [1] | 20,922 | 19,604 | 17,382 | 38,304 | 19,604 |
| RJF's share of RJES goodwill impairment expense [2] | 4,564 | — | — | 4,564 | — |
| RJES restructuring expense [3] | 1,600 | — | — | 1,600 | — |
| Interest expense [4] | — | 1,738 | — | — | 1,738 |
| Sub-total pre-tax non-GAAP adjustments | 27,086 | 21,342 | 17,382 | 44,468 | 21,342 |
| Tax effect of non-GAAP adjustments [5] | (10,518) | (8,270) | (6,656) | (17,174) | (8,270) |
| **Net income attributable to RJF, Inc. - Non-GAAP basis** | $ 96,528 | $ 81,941 | $ 96,600 | $ 193,128 | $ 149,266 |
| **Non-GAAP adjustments to common shares outstanding:** | | | | | |
| Effect of February 2012 share issuance on weighted average common shares outstanding [6] | — | (5,538) | — | — | (2,738) |
| **Non-GAAP earnings per common share:** | | | | | |
| Non-GAAP basic | $ 0.69 | $ 0.65 | $ 0.70 | $ 1.39 | $ 1.18 |
| Non-GAAP diluted | $ 0.68 | $ 0.64 | $ 0.69 | $ 1.37 | $ 1.17 |
| Average equity - GAAP basis [7] | $ 3,425,278 | $ 2,862,261 | $ 3,324,370 | $ 3,373,165 | $ 2,770,713 |
| Average equity - non-GAAP basis [8] | $ 3,437,299 | $ 2,822,614 | $ 3,322,744 | $ 3,378,850 | $ 2,704,122 |
| Return on equity for the quarter (annualized) | 9.3% | 9.6% | 10.3% | N/A | N/A |
| Return on equity for the quarter - non-GAAP basis (annualized) [9] | 11.2% | 11.6% | 11.6% | N/A | N/A |
| Return on equity - year to date (annualized) | N/A | N/A | N/A | 9.8% | 9.8% |
| Return on equity year to date - non-GAAP basis (annualized) [9] | N/A | N/A | N/A | 11.4% | 11.0% |

(1) The non-GAAP adjustment adds back to pre-tax income one-time acquisition and integration expenses associated with acquisitions that were incurred during each respective period.

(2) The non-GAAP adjustment adds back to pre-tax income RJF's share of the total goodwill impairment expense of $6.9 million associated with our RJES reporting unit.  Since we did not own 100% of RJES, for the six month period ended March 31, 2013 the effect of this goodwill impairment expense on the pre-tax income attributable to Raymond James Financial, Inc is $4.6 million and the portion of the impairment expense attributable to the noncontrolling interests is $2.3 million.

(3) The non-GAAP adjustment adds back to pre-tax income a one-time restructuring expense associated with our RJES operations.

(4) The non-GAAP adjustment adds back to pre-tax income the incremental interest expense incurred during the March 31, 2012 quarter on debt financings that occurred in March, 2012, prior to and in anticipation of, the closing of the Morgan Keegan acquisition.

(5) The non-GAAP adjustment reduces net income for the income tax effect of all the pre-tax non-GAAP adjustments, utilizing the effective tax rate applicable to each respective period.

(6) The non-GAAP adjustment to the weighted average common shares outstanding in the basic and diluted non-GAAP earnings per share computation reduces the actual shares outstanding for the effect of the 11,075,000 common shares issued by RJF in February 2012 as a component of our financing of the Morgan Keegan acquisition.

(7) For the quarter, computed by adding the total equity attributable to RJF, Inc. as of the date indicated plus the prior quarter-end total, divided by two.  For the year-to-date period, computed by adding the total equity attributable to RJF, Inc. as of each quarter-end date during the indicated year to-date period, plus the beginning of the year total, divided by three.

(8) The calculation of non-GAAP average equity includes the impact on equity of the non-GAAP adjustments described in the table above, as applicable for each respective period.

(9) Computed by utilizing the net income attributable to RJF, Inc.-non-GAAP basis and the average equity-non-GAAP basis, for each respective period.  See footnotes (7) and (8) above for the calculation of average equity-non-GAAP basis.

# Raymond James Bank
## Selected financial highlights (Unaudited)

**Selected operating data:**

| | Three months ended | | | | |
| | March 31, 2013 | March 31, 2012 | % Change | December 31, 2012 | % Change |
|---|---|---|---|---|---|
| | ($ in thousands) | | | | |
| Net interest income | $ 85,197 | $ 78,238 | 9% | $ 87,746 | (3)% |
| Net revenues[1] | $ 87,397 | $ 80,793 | 8% | $ 89,422 | (2)% |
| Loan loss provision expense | $ 3,737 | $ 5,154 | (27)% | $ 2,923 | 28% |
| Pre-tax income | $ 64,276 | $ 57,313 | 12% | $ 67,943 | (5)% |
| Net charge-offs | $ 1,348 | $ 8,052 | (83)% | $ 2,380 | (43)% |
| Net interest margin (% earning assets) | 3.28% | 3.55% | (8)% | 3.52% | (7)% |
| Adjusted net interest margin[2] | 3.49% | 3.76% | (7)% | 3.67% | (5)% |

| | Six months ended | | |
| | March 31, 2013 | March 31, 2012 | % Change |
|---|---|---|---|
| | ($ in thousands) | | |
| Net interest income | $ 172,943 | $ 150,967 | 15% |
| Net revenues[1] | $ 176,819 | $ 155,845 | 13% |
| Loan loss provision expense | $ 6,660 | $ 12,610 | (47)% |
| Pre-tax income | $ 132,219 | $ 110,316 | 20% |
| Net charge-offs | $ 3,728 | $ 13,749 | (73)% |
| Net interest margin (% earning assets) | 3.39% | 3.38% | —% |
| Adjusted net interest margin[2] | 3.57% | 3.68% | (3)% |

See footnote explanations on the following page.

<u>RJ Bank Balance Sheet data:</u>

| | As of | | | | |
|---|---|---|---|---|---|
| | March 31, 2013 | December 31, 2012 | September 30, 2012 | June 30, 2012 | March 31, 2012 |
| | ($ in thousands) | | | | |
| Total assets[3] | $ 10,329,814 | $ 10,101,796 | $ 9,715,724 | $ 9,383,687 | $ 8,953,779 |
| Total equity | $ 1,102,185 | $ 1,058,370 | $ 1,038,449 | $ 981,657 | $ 973,636 |
| Total loans, net | $ 8,416,245 | $ 8,459,998 | $ 7,991,512 | $ 7,838,574 | $ 7,445,828 |
| Total deposits[3] | $ 9,074,716 | $ 8,947,413 | $ 8,600,491 | $ 8,277,658 | $ 7,916,864 |
| Available for Sale (AFS) securities, at fair value | $ 514,970 | $ 476,604 | $ 500,110 | $ 511,191 | $ 402,128 |
| Net unrealized loss on AFS securities, before tax | $ (8,855) | $ (12,288) | $ (16,797) | $ (33,621) | $ (32,986) |
| Total capital (to risk-weighted assets) | 13.3% [4] | 13.1% | 13.4% | 12.8% | 13.3% |
| Tier I capital (to adjusted assets) | 10.5% [4] | 10.7% | 10.9% | 10.9% | 11.3% |
| Commercial Real Estate (CRE) and CRE construction loans [5] | $ 1,165,298 | $ 1,107,433 | $ 985,924 | $ 980,673 | $ 987,580 |
| Commercial and industrial loans[5] | $ 5,225,544 | $ 5,227,142 | $ 5,018,831 | $ 5,081,307 | $ 4,820,364 |
| Residential mortgage loans[5] | $ 1,698,678 | $ 1,693,576 | $ 1,692,050 | $ 1,717,784 | $ 1,726,132 |
| Securities based loans[5] | $ 433,290 | $ 414,010 | $ 352,431 | $ 89,585 | $ 40,553 |
| Loans held for sale[5][6] | $ 91,329 | $ 206,757 | $ 147,032 | $ 175,548 | $ 90,731 |

<u>Management data:</u>

| | As of | | | | |
|---|---|---|---|---|---|
| | March 31, 2013 | December 31, 2012 | September 30, 2012 | June 30, 2012 | March 31, 2012 |
| | ($ in thousands) | | | | |
| Allowance for loan losses | $ 150,286 | $ 148,021 | $ 147,541 | $ 149,084 | $ 144,678 |
| Allowance for loan losses (as % of loans) | 1.75% | 1.72% | 1.81% | 1.87% | 1.91% |
| Nonperforming loans[7] | $ 114,041 | $ 110,627 | $ 106,660 | $ 99,896 | $ 102,812 |
| Other real estate owned | $ 4,225 | $ 3,666 | $ 8,218 | $ 9,057 | $ 13,983 |
| Total nonperforming assets | $ 118,266 | $ 114,293 | $ 114,878 | $ 108,953 | $ 116,795 |
| Nonperforming assets (as % of total assets) | 1.14% | 1.13% | 1.18% | 1.16% | 1.30% |
| Total criticized loans[8] | $ 360,810 | $ 394,946 | $ 474,340 | $ 506,086 | $ 430,772 |
| 1-4 family residential mortgage loans over 30 days past due (as a % residential loans) | 3.36% | 3.61% | 3.58% | 3.90% | 4.55% |

(1)   Net Revenues equal gross revenue, which includes interest income and non-interest income (including securities losses), less interest expense.

(2)   Excludes the impact of excess Raymond James Bank Deposit Program ("RJBDP") deposits held during the respective period.  These deposits arise from higher cash balances in firm client accounts due to the market volatility, thus exceeding the RJBDP capacity at outside financial institutions in the program.  These deposits were invested in short term liquid investments producing very little interest rate spread.

(3)   Includes affiliate deposits.

(4)   Estimated for the current quarter.

(5)   Outstanding loan balances are shown gross of unearned income and deferred expenses and include any held for sale loans in the respective loan category.

(6)   Primarily comprised of the guaranteed portions of Small Business Administration section 7(a) loans purchased from other financial institutions.

(7)   Nonperforming loans includes 90+ days Past Due plus Nonaccrual Loans.

(8)   Represents the loan balance for all loans in the Special Mention, Substandard, Doubtful and Loss classifications as utilized by the banking regulators. In accordance with its accounting policy, RJ Bank does not have any loan balances within the Loss classification as loans or a portion thereof, which are considered to be uncollectible, are charged-off prior to the assignment to this classification.